Item 77D - DWS Large Company Growth Fund (a series of DWS Investment Trust)

At a meeting held September 10-11, 2009, the Board of DWS Large Company Growth Fund, a series of DWS Investment Trust, approved a change in the fund's investment strategy, effective
October 1, 2009, by amending the following:

The fund expects to invest in a portfolio consisting of approximately 35 issuers, although this number can vary depending on market conditions.

C:\Documents and Settings\e457772\Local
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77D LCG.docx